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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*

                         Miravant Medical Technologies
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   69329P103
                ---------------------------------------------
                                 (CUSIP NUMBER)

                               Richard T. Collier
                             Senior Vice President
                              and General Counsel
                             Pharmacia Corporation
                              100 Route 206 North
                           Peapack, New Jersey 07977
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 March 31, 2000
                ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D/A

------------------------------                                   ---------------------------------
CUSIP NO.      69329P103                                             PAGE   2    OF    24   PAGES
          -------------------                                             ------    --------
------------------------------                                    --------------------------------


--------------------------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Pharmacia & Upjohn Treasury Services AB
--------------------------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)               (a) [ ]

                                                                                      (b) [ ]

--------------------------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------------------------
 4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                          WC
--------------------------------------------------------------------------------------------------
 5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


--------------------------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                        Sweden
--------------------------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
 NUMBER OF
 SHARES
 BENEFICIALLY                                                 240,000
 OWNED BY        ---------------------------------------------------------------------------------
 EACH             8   SHARED VOTING POWER
 REPORTING
 PERSON                                                         -0-
 WITH            ----------------------------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER

                                                              240,000
                 ---------------------------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                                                                -0-
--------------------------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      240,000
--------------------------------------------------------------------------------------------------
 12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


--------------------------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        1.3%
--------------------------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                           CO
--------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

---------------------------                                  ------------------------------------
CUSIP NO.      69329P103                                       PAGE    3     OF     24     PAGES
          ----------------                                           -------     ---------
---------------------------                                  ------------------------------------


-------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                    Pharmacia & Upjohn Company
-------------------------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)            (a) [ ]
                                                                                     (b) [ ]

-------------------------------------------------------------------------------------------------
 3    SEC USE ONLY


-------------------------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                             WC
-------------------------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


-------------------------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                            Delaware
-------------------------------------------------------------------------------------------------
 NUMBER OF          7   SOLE VOTING POWER
 SHARES
 BENEFICIALLY                                          125,001
 OWNED BY
 EACH              ------------------------------------------------------------------------------
 REPORTING          8   SHARED VOTING POWER
 PERSON
 WITH
                                                         -0-
                     ------------------------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER


                                                       125,001
                   ------------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                                                         -0-
-------------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                125,001
-------------------------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


-------------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                  0.7%
-------------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


                                                    CO
-------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------------                               ----------------------------------------
CUSIP NO.      69329P103                                       PAGE     4      OF     24      PAGES
          -------------------                                       ---------     -----------
------------------------------                               ----------------------------------------


-----------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                                   Pharmacia & Upjohn S.p.A.
-----------------------------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                (a) [ ]
                                                                                         (b) [ ]

-----------------------------------------------------------------------------------------------------
 3    SEC USE ONLY


-----------------------------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                              WC
-----------------------------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


-----------------------------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                             Italy
-----------------------------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY                                1,736,533
      OWNED BY      ---------------------------------------------------------------------------------
        EACH         8    SHARED VOTING POWER
     REPORTING
       PERSON                                        -0-
        WITH        ---------------------------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER


                                                  1,736,533
                    --------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER


                                                     -0-
-----------------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                  1,736,533
-----------------------------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   [ ]


-----------------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                   9.4%
-----------------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


                                                    CO
-----------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D/A


------------------------------                               ----------------------------------------
CUSIP NO.      69329P103                                       PAGE     5      OF     24      PAGES
          -------------------                                       ---------     -----------
------------------------------                               ----------------------------------------


-----------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                                   Pharmacia & Upjohn AB
-----------------------------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                 (a) [ ]
                                                                                          (b) [ ]

-----------------------------------------------------------------------------------------------------
 3    SEC USE ONLY


-----------------------------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                                AF
-----------------------------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]


-----------------------------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                              Sweden
-----------------------------------------------------------------------------------------------------
 NUMBER OF          7    SOLE VOTING POWER
 SHARES
 BENEFICIALLY                                                   1,976,533
 OWNED BY          ----------------------------------------------------------------------------------
 EACH               8    SHARED VOTING POWER
 REPORTING
 PERSON                                                            -0-
 WITH              ----------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                                                1,976,533
                   ----------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                                                                   -0-
-----------------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                       1,976,533
-----------------------------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


-----------------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                       10.7%
-----------------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                                        CO
-----------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D/A


------------------------------                                        ----------------------------------------
CUSIP NO.      69329P103                                                PAGE     6      OF     24      PAGES
          -------------------                                                ---------     -----------
------------------------------                                        ----------------------------------------


---------------------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                                  Pharmacia & Upjohn Holdings B.V.
---------------------------------------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                            (a) [ ]
                                                                                                     (b) [ ]

---------------------------------------------------------------------------------------------------------------
 3    SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)


                                                  AF
---------------------------------------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]


---------------------------------------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                              Netherlands
---------------------------------------------------------------------------------------------------------------

 NUMBER OF        7   SOLE VOTING POWER
 SHARES
 BENEFICIALLY                                        1,976,533
 OWNED BY        ----------------------------------------------------------------------------------------------
 EACH             8   SHARED VOTING POWER
 REPORTING
 PERSON                                                   -0-
 WITH            ----------------------------------------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER


                                                       1,976,533
                 ----------------------------------------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER


                                                          -0-
---------------------------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                  1,976,533
---------------------------------------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   [ ]


---------------------------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                   10.7%
---------------------------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                                     OO *
---------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                                         ----------------------------------------
CUSIP NO.      69329P103                                                 PAGE     7      OF     24      PAGES
          -------------------                                                 ---------     -----------
------------------------------                                         ----------------------------------------



---------------------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                                       Pharmacia & Upjohn, Inc.

---------------------------------------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                          (a) [ ]
                                                                                                   (b) [ ]


---------------------------------------------------------------------------------------------------------------
 3    SEC USE ONLY



---------------------------------------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)


                                                      AF

---------------------------------------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]



---------------------------------------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                                    Delaware
---------------------------------------------------------------------------------------------------------------
     NUMBER OF       7   SOLE VOTING POWER
       SHARES
    BENEFICIALLY                                       2,101,534
      OWNED BY      -------------------------------------------------------------------------------------------
        EACH         8   SHARED VOTING POWER
     REPORTING
       PERSON                                            -0-
        WITH        -------------------------------------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                                                      2,101,534
                    -------------------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER


                                                         -0-
--------------------------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                2,101,534
---------------------------------------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]


---------------------------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  11.4%
---------------------------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                                   CO
---------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

------------------------------                                                ----------------------------------------
CUSIP NO.      69329P103                                                        PAGE     8      OF     24      PAGES
          -------------------                                                        ---------     -----------
------------------------------                                                ----------------------------------------


----------------------------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                                         Pharmacia Corporation
----------------------------------------------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                   (a) [ ]
                                                                                                            (b) [ ]

----------------------------------------------------------------------------------------------------------------------
 3    SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                                    AF
----------------------------------------------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]


----------------------------------------------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                                Delaware
----------------------------------------------------------------------------------------------------------------------
     NUMBER OF       7   SOLE VOTING POWER
       SHARES
    BENEFICIALLY                                       2,101,534
      OWNED BY
        EACH
     REPORTING
       PERSON       --------------------------------------------------------------------------------------------------
        WITH         8   SHARED VOTING POWER


                                                          -0-
                    --------------------------------------------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER


                                                        2,101,534
                    --------------------------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER


                                                           -0-
---------------------------------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                        2,101,534
---------------------------------------------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


---------------------------------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                          11.4%
---------------------------------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


                                                          CO, HC
---------------------------------------------------------------------------------------------------------------------

CUSIP Number: 69329P103                                           Page 9 of 24




        Pharmacia & Upjohn AB (formerly Pharmacia AB), a Swedish corporation ("P&U AB"), Pharmacia & Upjohn S.p.A. (formerly Pharmacia S.p.A.), an Italian corporation ("P&U S.p.A."), Pharmacia & Upjohn Company, a Delaware corporation ("P&U Co."), Pharmacia & Upjohn Holdings BV, a "check the box" entity incorporated in the Netherlands ("P&U BV") and Pharmacia & Upjohn, Inc. ("P&U Inc.", and together with P&U AB, P&U S.p.A., P&U Co. and P&U BV, the "Original Reporting Persons"), Pharmacia & Upjohn Treasury Services AB, a Swedish corporation ("P&U Treasury") and Pharmacia Corporation (formerly Monsanto Company), a Delaware corporation ("PHA", and together with P&U Treasury and the Original Reporting Persons the "Reporting Persons") hereby amend the report on
Schedule 13D (the "Original Schedule 13D") filed by the Original Reporting Persons on March 1, 1999, as amended by the report on Schedule 13D/A filed by the Original Reporting Persons and P&U Treasury on December 15, 1999, with respect to shares of Common Stock, par value $.01 per share (the "Shares"), of Miravant Medical Technologies (formerly PDT, Inc.), a Delaware corporation ("Miravant"), beneficially owned by them. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Original
Schedule 13D.



ITEM 2.  IDENTITY AND BACKGROUND

        Item 2 of the Original Schedule 13D is amended in its entirety as follows:

        This statement is being filed by P&U Treasury, P&U AB, P&U S.p.A., P&U Co., P&U BV, P&U Inc., and PHA.

        On December 19, 1999, P&U Inc., PHA, and MP Sub, Incorporated, a Delaware corporation and a direct wholly owned subsidiary of PHA entered into an Agreement and Plan of Merger, as amended (the "Merger Agreement"). On March 31, 2000, pursuant to the Merger Agreement, MP Sub merged (the "Merger") with and into P&U Inc., as a result of which P&U Inc. became a direct wholly owned subsidiary of PHA and P&U AB, P&U S.p.A, P&U Co., P&U BV and P&U Treasury became indirect wholly owned subsidiaries of PHA.

CUSIP Number: 69329P103                                           Page 10 of 24

        The principal business address of P&U S.p.A. is Pharmacia & Upjohn S.p.A., via Robert Koch 1.2, 75017 Milan, Italy. The principal business address of P&U AB and P&U Treasury is Pharmacia & Upjohn AB, S-171 97 Stockholm, Sweden. The principal business address of P&U BV is Pharmacia & Upjohn Holdings B.V., Houttuinlaan 4, NL - 3447 GM Woerden, The Netherlands. The principal business address of P&U Inc., P&U Co. and PHA is 100 Route 206 North, Peapack, New Jersey 07977.

        P&U Treasury, a Swedish corporation, and P&U S.p.A., an Italian corporation, are each subsidiaries of P&U AB, a Swedish corporation, which, in turn, is a wholly owned subsidiary of P&U BV, a "check the box" entity incorporated in the Netherlands. P&U BV and P&U Co. are wholly owned subsidiaries of P&U Inc., a Delaware corporation. P&U Co., a Delaware corporation, is the successor in interest to Pharmacia, Inc., a Minnesota corporation and a former wholly owned subsidiary of P&U AB. P&U Inc. is a wholly owned subsidiary of PHA. The principal business of each of the Reporting Persons is the development, production, marketing and sale of pharmaceutical products. In addition, PHA has one of the world's leading fully integrated agricultural businesses.
        The name, residence or business address, present principal occupation or employment, and the citizenship of each director and executive officer of (i) P&U S.p.A. is set forth in Schedule I hereto and incorporated herein by reference, (ii) P&U Co. is set forth in Schedule II hereto and incorporated herein by reference, (iii) P&U Treasury is set forth in Schedule III hereto and incorporated herein by reference and (iv) PHA is set forth in Schedule IV hereto and incorporated herein by reference.

        None of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed in Schedule I, II, III or IV has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         This Item 2 is qualified in its entirety by reference to Schedules I, II, III and IV which are incorporated herein by reference.

CUSIP Number: 69329P103                                          Page 11 of 24

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        Item 5 of the Original Schedule 13D is amended in its entirety as follows:

        (a) The percentage interest held by each Reporting Person presented below is based on the number of Shares reported to be outstanding as of March 10, 2000 in Miravant's Annual Report on Form 10-K, for the fiscal year ended December 31, 1999, filed March 30, 2000, as adjusted to give effect to the issuance of the Shares issued pursuant to the warrants issued to P&U Treasury in connection with the loans made to Miravant on June 9, 1999 and December 13, 1999 (the "Outstanding Shares").

        P&U Co., as successor to Pharmacia, Inc., beneficially owns 125,001 Shares, representing approximately 0.7% of the Outstanding Shares.

        P&U S.p.A. beneficially owns 1,736,533 Shares, representing approximately 9.4% of the Outstanding Shares.

        P&U Treasury beneficially owns 240,000 Shares, representing approximately 1.3% of the Outstanding Shares.

        P&U AB may be deemed to beneficially own 1,976,533 Shares, representing approximately 10.7% of the Outstanding Shares.

        P&U BV may be deemed to beneficially own 1,976,533 Shares, representing approximately 10.7% of the Outstanding Shares.

        P&U Inc. may be deemed to beneficially own 2,101,534 Shares, representing approximately 11.4% of the Outstanding Shares.

        PHA may be deemed to beneficially own 2,101,534 Shares, representing approximately 11.4% of the Outstanding Shares.

        None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons listed in Schedules I, II, III and IV beneficially owns any Shares other than as set forth herein.

CUSIP Number: 69329P103                                           Page 12 of 24


        (b) Each Reporting Person has the power to vote or direct the vote and dispose or direct the disposition of the Shares beneficially owned by such Reporting Persons as indicated in pages 2 through 8 above.

        (c) Except as described herein, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I, II, III or IV has been party to any transaction in Shares during the past sixty days.

        (d) No other person has the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of Shares.

        (e) Not Applicable.


        The foregoing discussion is qualified in its entirety by reference to the Stock Purchase Agreement, the 1994 Stock Purchase Agreement, the PDT Warrant, the Equity Investment Agreement, the Registration Rights Agreement, the Warrant Agreement and the Credit Agreement each of which is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        Exhibit number I of the Original Schedule 13D is amended as follows:


 Exhibit No.              Exhibit Description
 -----------              -------------------
 I                        Joint Filing Agreement, dated as of April 10, 2000

CUSIP Number: 69329P103                                           Page 13 of 24


                                  SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2000

                                        PHARMACIA & UPJOHN TREASURY
                                        SERVICES AB


                                        By:   /s/ Sofi Eriksson
                                           ------------------------------
                                           Name:  Sofi Eriksson
                                           Title: Director


                                        PHARMACIA & UPJOHN COMPANY


                                        By:   /s/ Don W. Schmitz
                                           ------------------------------
                                           Name:  Don W. Schmitz
                                           Title: Secretary


                                        PHARMACIA & UPJOHN S.p.A.


                                        By:   /s/ Francesco Granata
                                           ------------------------------
                                           Name:  Francesco Granata
                                           Title: Managing Director


                                        PHARMACIA & UPJOHN AB


                                        By:   /s/ Hakan Astrom
                                           ------------------------------
                                           Name:  Hakan Astrom
                                           Title: Managing Director

CUSIP Number: 69329P103                                         Page 14 of 24





                                 PHARMACIA & UPJOHN HOLDINGS B.V.


                                 By:   /s/ Wim Kuiper
                                    ------------------------------
                                    Name:  Wim Kuiper
                                    Title: Director


                                 PHARMACIA & UPJOHN, INC.


                                 By:   /s/ Don  W. Schmitz
                                    ------------------------------
                                    Name:  Don  W. Schmitz
                                    Title: Secretary


                                 PHARMACIA CORPORATION


                                 By:   /s/ Don W. Schmitz
                                    ------------------------------
                                    Name:  Don W. Schmitz
                                    Title: Secretary

CUSIP Number: 69329P103                                            Page 15 of 24



                                  SCHEDULE I

        Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia & Upjohn
S.p.A.:


Board of Directors:
------------------

Maurizio Premoli
Director
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship:  Italy

Emanuele Barie
Director & Secretary
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship:  Italy

Francesco Granata
Managing Director
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship: Italy

Executive Officers:
------------------

Francesco Granata
Managing Director
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship: Italy

CUSIP Number: 69329P103                                           Page 16 of 24



                                 SCHEDULE II

        Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia & Upjohn
Company:


Board of Directors:
------------------

Fred Hassan
President and Chief Executive Officer
Pharmacia Corporation
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
Pharmacia Corporation
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Richard T. Collier
Senior Vice President and General Counsel
Pharmacia Corporation
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States


Executive Officers:
------------------

Fred Hassan
President and Chief Executive Officer
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Goran A. Ando, M.D.
Executive Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship: Sweden

CUSIP Number: 69329P103                                           Page 17 of 24





Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Timothy G. Rothwell
Executive Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Hakan Astrom
Senior Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship:  Sweden

Richard T. Collier
Senior Vice President and Assistant Secretary
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Carrie Smith Cox
Senior Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Mats Pettersson
Senior Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship:  Sweden

CUSIP Number: 69329P103                                           Page 18 of 24





                                 SCHEDULE III


        Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia & Upjohn Treasury Services AB:


Board of Directors:
------------------

Per Aberg
Pharmacia & Upjohn AB
S-171 97 Stockholm, Sweden
Citizenship: Sweden

Sofi Eriksson
Pharmacia & Upjohn AB
S-171 97 Stockholm, Sweden
Citizenship: Sweden


Executive Officers:
------------------

None.

CUSIP Number: 69329P103                                           Page 19 of 24





                                 SCHEDULE IV


        Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia Corporation:

Board of Directors:
------------------

Frank C. Carlucci
Chairman, The Carlyle Group
Suite 220S
1001 Pennsylvania Avenue, N.W.
Washington, DC  20004-2505
Citizenship:  United States

Richard U. De Schutter
Senior Executive Vice President and
Chief Administrative Officer
Pharmacia Corporation
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

M. Kathryn Eickhoff
President, Eickhoff Economics
Suite 502
670 Broadway
New York, NY  10012
Citizenship:  United States

Fred Hassan
President and Chief Executive Officer, Pharmacia Corporation
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Michael Kantor
Partner, Mayer, Brown, & Platt
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

CUSIP Number: 69329P103                                           Page 20 of 24


Gwendolyn S. King
Retired Senior Vice President,
Corporate and Public Affairs, PECO
Energy Company
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Philip Leder
Chairman, Department of Genetics,
Harvard Medical School, and Senior
Investigator, Howard Hughes
Medical Institute.
200 Longwood Avenue
Boston, MA  02115
Citizenship:  United States

R.L. Berthold Lindqvist
Former President & CEO, Gambro AB
Gamlegardsvagen 50
S-216 20 Malmo, Sweden
Citizenship: Sweden

Olof Lund
Chairman, Enator AB
Lojtnantsgatan 21
S-115 93 Stockholm, Sweden
Citizenship:  Sweden

C. Steven McMillan
President and COO, Sara Lee Corporation
Suite 4600
Three First National Plaza
70 W. Madison
Chicago, IL  60602
Citizenship: United States

William U. Parfet
Co-Chairman, MPI Research
54943 N. Main Street
Mattawan, MI  49071
Citizenship:  United States

CUSIP Number: 69329P103                                           Page 21 of 24

Jacobus F.M. Peters
Retired Chairman of the Executive Board
and Chief Executive Officer, Aegon N.V.
Dennenlaan 15
2244 AK Wassenaar
The Netherlands
Citizenship:  the Netherlands

John S. Reed
Chairman and Co-Chief Executive Officer,
Citigroup Inc.
153 E. 53rd Street, 4th Floor
New York, NY  10043
Citizenship:  United States

CUSIP Number: 69329P103                                           Page 22 of 24



Ulla B. Reinius
President, Finansfakta R. AB
Sibyllegatam 5
S-114 51 Stockholm, Sweden
Citizenship:  Sweden


John E. Robson
Senior Advisor, Robertson Stephens Inc.
555 California Street
San Francisco, CA  94104
Citizenship:  United States

William D. Ruckelshaus
Principal, Madrona Investment Group L.L.C.
1000 Second Avenue, Suite 3700
Seattle, WA  98104
Citizenship:  United States

Bengt I. Samuelsson
Professor, Karolinska Institutet
Department of MBB, Div. Chemistry II
Karolinska Institutet, Solna
S-171 77 Stockholm, Sweden
Citizenship: Sweden

Robert B. Shapiro
Chairman of the Board of Directors,
Pharmacia Corporation
Suite 900
200 World Trade Center-Chicago
Chicago, Il  60654-1001
Citizenship:  United States

CUSIP Number: 69329P103                                           Page 23 of 24





Executive Officers:
------------------

Fred Hassan
CEO
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Richard U. De Schutter
Senior Executive Vice President and
Chief Administrative Officer
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Philip Needleman
Senior Executive Vice President,
Chief Scientific Officer, and
Chairman, Research & Development
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Goran A. Ando, M.D.
Executive Vice President and
President, Research and Development
100 Route 206 North
Peapack, NJ  07977
Citizenship: Sweden

Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Timothy G. Rothwell
Executive Vice President and President,
Global Pharmaceutical Operations
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Hakan Astrom
Senior Vice President,
Investor Relations and Strategy
100 Route 206 North
Peapack, NJ  07977
Citizenship:  Sweden

CUSIP Number: 69329P103                                           Page 24 of 24




Richard T. Collier
Senior Vice President and General Counsel
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Carrie Smith Cox
Executive Vice President and
Head, Global Business Management
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Mats Pettersson
Senior Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship:  Sweden

Alan L. Heller
Executive Vice President and
Head, G. D. Searle & Co. Operations
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Stephen P. McMillan
Sector Vice President, Global
Specialty Operations
100 Route 206 North
Peapack, NJ  07977
Citizenship: United States

Birgitta Klasen
Senior Vice President, Information
Technology
100 Route 206 North
Peapack, NJ  07977
Citizenship:  Sweden

Paul Matson
Senior Vice President, Human
Resources
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Joan H. Walker
Senior Vice President, Public
Affairs
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

                              INDEX TO EXHIBITS

Exhibit Numbers                   Exhibit
---------------                   -------

99.1                      Joint Filing Agreement, dated as of April 10, 2000